May 1, 2008

Via EDGAR

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microvision, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 13, 2008

Form 10-K/A for the year ended December 31, 2007

Filed April 4, 2008

File No. 000-21221

Dear Mr. Webb:

On behalf of Microvision, Inc. (the “Company”), we set forth below responses to your April 14, 2008 letter to the Company. These responses correspond to the numbered comments in your letter.

Microvision, Inc.  •  6222 185th Avenue NE  •  Redmond, WA 98052  •  USA

Phone: 425.415.6847  •  fax: 425.882.6600  •  web: www.microvision.com

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 1, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 1: We note you indicate that revision in your estimates related to revenue recognition using the percentage-of-completion method could significantly impact recognized revenue in any one reporting period. In order to provide better insight to the readers of your financial statements, in future filings please disclose the methodologies and the assumptions you employ to estimate revenue and costs, how accurate the estimates or assumptions have been in the past, and whether the estimates or assumptions are reasonably likely to change in the future. For further guidance, please refer to Section V of our Release Nos. 33-8350, available on our website at www.sec.gov/rules/interp/33-850.htm.

Response: The Company acknowledges the comment and confirms that it will provide a better description of the methodologies and assumptions used to estimate cost and revenue, how accurate the estimates have been in the past and whether the estimates are reasonably likely to change in the future. The proposed language to be included in future filings is included below:

Revenue Recognition. We recognize contract revenue as work progresses on long-term, cost plus fixed fee and fixed price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. Our revenue contracts generally include a statement of the work we are to complete and the total fee we will earn from the contract. When we begin work on the contract and at the end of each accounting period we work with the members of our technical team to estimate the labor and material and other cost required to complete the statement of work compared to cost incurred to date. We use information provided by project managers, vendors, outside consultant and others as we deem necessary to develop our cost estimates. Since our contracts generally require some level of technology development to complete, the actual cost required to complete a statement of work can vary from our estimated cost to complete. We have developed processes that allow us to make reasonable estimates of the cost to complete a contract. Historically we have made only immaterial revisions in the estimates to complete the contract at each reporting period. Recognized revenues are subject to revisions as the contract progresses to completion and actual revenue and cost become certain. Revisions in revenue estimates are reflected in the period in which the facts that give rise to the revision become known. In the future, revisions in these estimates could significantly impact recognized revenue in any one reporting period. If the U.S. Government cancels a contract, we would receive payment for work performed and costs committed to prior to the cancellation.

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 1, 2008

Item 8.	Financial Statements and Supplementary Data

Comment 2: Please explain to us why your classification of “increase in deferred rent” as a financing activity is in accordance with U.S. GAAP. Revise future filings as necessary based on our comment.

Response: The Company acknowledges the comment and confirms that the “increase in deferred rent” should be presented in the cash flows from operating activities. The Company will revise future filings to reflect the change in cash flows from operating activities and financing activities for the year ended December 31, 2008.

Management prepared a SAB 99 memorandum reviewing the cash flow error and concluded that the error was immaterial for the years ended 2006 and 2005. This memorandum was also reviewed by the Company’s independent registered public accounting firm who agreed with management’s conclusion and by the Company’s Audit Committee. Management considered this error as an immaterial correction under SFAS 154 and will correct the 2006 statement of cash flows in its 2008 Form 10-K.

Among other things the Company considered the materiality of the error on the 2006 and 2005 Statement of Cash Flows. The error resulted in a 4.5% and 6.1%, error in the “cash flows from financing activities” and a 3.8% and 7.6% misstatement in the cash flows from operating activities for 2006 and 2005 respectively. The “Net increase/decrease in cash” was not impacted. As a technology development company, we have a history of losses and negative cash flow from operating activities. It is very unlikely that an investor would change an investment decision based on a relatively small change in the cash flow from operations.

Summary of significant accounting policies

Comment 3: We note that you consider all investments that contractually mature within 90 days of the date of purchase to be cash equivalents. Note that cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash. Please refer to paragraph 8 of SFAS 95 and confirm that amounts presented as cash equivalents in your financial statements comply with the guidance at SFAS 95. Revise your disclosure if necessary in future filings based on our comment.

Response: The Company acknowledges the comment and confirms that the cash, cash equivalents and investment securities, available-for-sale are highly liquid and readily convertible to cash with original maturities of less than 90 days and meet the requirements of SFAS 95 to be classified as cash and cash equivalents. Below is a more detailed description of the balance:

Cash - General Checking & Sweep	$1,185,000
Money Market Account	9,948,000
Savings Account	2,266,000

Total	$13,399,000

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 1, 2008

Please note that the money market and savings accounts are interest bearing accounts that can be converted to cash immediately.

Comment 4: We note that you have experienced failed auctions on your auction rate securities. Please explain to us why you concluded you do not have an “other than temporary” impairment of your auction rate securities. Please cite the applicable U.S. GAAP that supports your conclusion.

Also in this regard, please include all applicable disclosures required by paragraph 17 of FSP FAS 115-1 and 124-1 in future filings. Please provide us with your proposed future disclosures.

Response: : At December 31, 2007, we were holding two auction-rate debt securities (“ARS”) issued by major student loan granting and administration entities, and four issued by municipalities for public works projects, totaling $8.8 million. All of the ARSs were AAA rated. The ARSs are accounted for as available-for-sale securities under FAS 115. After considering accounting guidance and factors related to the valuation of the securities, we estimated a fair value for the ARSs pursuant to Step 1 of the 3 steps of FSP FAS 115-1, and then concluded that there was no impairment of value, neither “other than temporary” or “temporary as of December 31, 2007. As of December 31, 2007 our cost was equal to par and to the fair value estimate of the ARSs.

In valuing the ARSs, we considered the effective interest rate on the bond, prevailing rates for similarly rated and structured bonds, liquidity, interest risk, and the current market environment. We also considered fair values published by valuation firms, our own sales transactions, and our own additional diligence.

Since December 31, we have sold $5.5 million of the $8.8 million in ARSs held at year-end, including $2.6 million from ARSs where there had been failed auctions, all at par value. $4.5 million were sold prior to the filing date of the 2007 Form 10K and another $1.1 million was sold in early April, 2008.

As of the filing date of the 2007 Form 10K, we held three ARSs where there had been failed auctions with a total value of $4.3 million. The ARSs were issued by one municipality and two student loan granting and administration entities. We performed significant diligence on the ARSs as part of our value estimation process. The diligence performed by the Company included:

•

Rating of the ARSs – All of the ARSs in the Company’s portfolio have maintained an AAA rating. During the last week of Feb. 2008, S&P and Moody’s both affirmed the AAA rating of Ambac and MBIA, the two entities insuring ARSs held by MVIS as of year-end. In addition, there were no changes in the ratings of the underlying issuers themselves.

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 1, 2008

•

Capitalization of insurers of our ARSs – The insurers have raised capital and taken other actions, such as eliminating dividends, to improve their financial position and maintain AAA ratings. On February 13, 2008, MBIA closed on $1.1 billion of financing. Within the two months prior to that, it had closed on transactions totaling another 1.5 billion. On March 5, 2008, Ambac announced it planned to raise $1.5 billion. The transactions totaling $1.5 billion closed on March 12, 2008.

•

Developments in the market and ARS sales – Our discussions with bankers and representatives from the ARS issuers indicate that actions taken by the Federal Government were helping to improve stability and liquidity in the debt markets. Issuers are moving aggressively to restructure their ARSs into more conventional debt instruments such as fixed rate long term bonds. We considered if we were in a position of needing to sell the ARSs, would we be able to do so. We have been able to sell ARSs at par in the current markets, even for some with failed auctions, and ongoing corrective actions within the market by authorities and others will only serve to improve stability and liquidity of the market going forward. We concluded we would not likely have to sell our ARSs at loss within the time frames we may possibly need the cash.

•

Review of underlying collateral and ability to repay – We reviewed financial reports of the issuing entities noting no significant changes in collateralizing asset values or cash flows supporting repayment. We reviewed the collection reports of the student loan collateralized ARSs we held, noting no significant increase in delinquency rates. A large portion of the student loans supporting those ARSs are in federally guaranteed or state guaranteed student loan programs. For the municipal issued ARS held at the filing date, repayment is secured by the water and sewer fees collated by the municipality. Per our discussions with the ARS issuers near the filing date there were no significant changes in the values of the collateral and cash inflows supporting repayment.

•

Change in liquidity/interest rates – A decline in liquidity in the credit markets was the primary cause of auction failures. The interest rates on the ARSs with a failed auction reset to a maximum rate that is higher than the prevailing rates for such securities. None of the ARSs we held had an auction failure prior to February, 2008. Upon first auction failure, the rates reset approximately as follows.

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 1, 2008

• Municipal ARS	from 5.5%	to 6.5%

• Student loan ARS #1	from 7.0%	to 9.5%

• Student loan ARS #2	from 5.5%	to 18.0%

The increased rates represent compensation for the reduced liquidity resulting from failed auctions and an incentive to issuers to work to make auctions successful and/or refinance. The Company concluded that the change in the interest rate would result in an increase in the value of the ARSs greater than the reduction in value caused by the decrease in liquidity.

•

Valuation services and advisor consultation – The Company uses Interactive Data Corp. (“IDC”) to provide valuation for its ARS. The Company considers published values from IDC as a part of its overall valuation process. IDC did not report a reduction in value for the ARSs held by the Company. Discussions with our investments advisor also supported our and IDCs valuation estimate with no reduction in value.

In conclusion, the ARSs market values were not less than cost as of December 31, 2007 or through the date of filing the 2007 Form 10-K. In our opinion, based on our value estimations and diligence outlined above, the financial condition and near-term prospects of the insurers, issuers and guarantors, as well as underlying factors such as specific events or circumstances that may influence the operations of the insurers, issuers and guarantors do not raise sufficient concerns about the insurers’, issuers’ and guarantors’ liquidities for us to conclude there were impairments to the values of our ARSs and are appropriately valued at par which was our cost. Microvision has the ability and intention to retain its investment for a period that will be sufficient to allow for recovery in the auction process or, as it has done, through sales on the open market. We also believe the ARSs will be converted to cash within a year of the balance sheet date.

Disclosures required under FSP 115-1 at paragraph 17:

Paragraph 17 is applicable to “…investments in an unrealized loss position…”. None of the ARSs had unrealized losses as of December 31, 2007 or the filing date. If we develop unrealized losses in the ARSs, we will follow this guidance for appropriate disclosure with respect to the ARSs.

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 1, 2008

Comment 5: Please revise your disclosure in future filings to include a description of the transactions with each related party and the terms and manner of settlement of each arrangement with your related party. Refer to paragraph 2 SFAS 57.

Response: The Company acknowledges the comment and confirms that it will provide a better description of the transactions in the future. Please note that the description below was included in previous filings and was removed from the 2007 form 10K in order to reduce redundant and out of date disclosure. The proposed language is included below:

In 2000, the Board of Directors authorized the Company to provide unsecured lines of credit to each of the Company’s three senior officers. The limit of the line of credit was three times the executives’ base salary less any amounts outstanding under the Executive Option Exercise Note Plan. In 2002 and 2001, the Board of Directors authorized additions totaling $700,000, to the limit for one senior officer. The lines of credit carry interest rates of 5.4% to 6.2%. The lines of credit must be repaid within one year of the senior officer’s termination or within thirty days of demand by the Company in the event of a plan termination, provided that in the event of such a demand the senior officer may elect to deliver a promissory note with a one-year term in lieu of payment. At December 31, 2007 and 2006, a total of $2,496,000 and $2,723,000, respectively, was outstanding under the lines of credit.

In 2002, the Company determined that certain of its senior officers may have insufficient net worth and short-term earnings potential to repay loans outstanding under the Company’s lines of credit. In 2003 and 2002, the Company recorded allowances for doubtful accounts for receivables from senior officers totaling $900,000.

In January 2006, two senior officers left the Company. Because the lines of credit are not fully secured and collection was uncertain, the Company recorded an additional allowance of $1,031,000 in December 2005. In accordance with the terms, the loans were due in January 2007. As a result of a review of the financial position of the former executives and the potential difficulty in collecting loans from former employees, the Company has recorded additional allowances for doubtful accounts for the receivables from senior officers of $23,000 and $542,000 during 2007 and 2006, respectively. One of the officers pledged 50,000 shares of Lumera common stock as collateral for the loans. In May 2007, the Company foreclosed on the collateral and sold the shares for net proceeds of $227,000. The Company is pursuing collection of the remaining outstanding balances. At December 31, 2007 and 2006 the total amount outstanding under the lines of credit was $2,496,000 and $2,723,000, respectively and the allowance for receivables from related parties was $2,496,000 and $2,473,000 respectively.

Mr. Jay Webb, Reviewing Accountant

Division of Corporation Finance

May 1, 2008

Exhibit 31

Comment 6: We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Note that the certifications required under Exchange Act Rule 13a-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K except as otherwise indicated in Commission statements or staff interpretations. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

The Company acknowledges the comment and confirms that its future filings will meet the requirements of Item 601 (b)(31) of Regulation S-K

Supplemental information set forth herein or included herewith has been provided for your information only, is confidential, and shall not be deemed to have been filed with the Commission.

If you have any questions about the foregoing, do not hesitate to contact me.

Truly Yours

/s/ Jeff Wilson
Jeff Wilson,
CFO Microvision, Inc.